Exhibit 99.4

[LOGO]

141 Elm Street

Westfield, Massachusetts 01085

(413) 568-1911

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on             , 2006

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Westfield Financial, Inc. (the “Special Meeting”) will be held at the Tekoa Country Club, 459 Russell Road, Westfield, Massachusetts 01085, on         day,                     , 2006 at __:00 __.m., Eastern time, to consider and vote upon:

1.	A plan of conversion and stock issuance (the “Plan” or “Plan of Conversion”) pursuant to which Westfield Mutual Holding Company will be merged into Westfield Bank, and Westfield Financial will be merged into Westfield Bank, and will be succeeded by a new Massachusetts corporation with the name “New Westfield Financial, Inc.”, which has been established for the purpose of completing the conversion. Pursuant to the Plan, shares of New Westfield Financial common stock representing Westfield Mutual Holding Company’s ownership interest in Westfield Financial will be offered for sale in a subscription offering and, possibly, a community offering. Common stock of Westfield Financial currently held by public stockholders will be converted into shares of New Westfield Financial pursuant to an exchange ratio that will ensure that stockholders at the time of the conversion will own approximately the same percentage of New Westfield Financial after the conversion as was held of Westfield Financial immediately prior thereto, exclusive of cash received in lieu of fractional shares. After the completion of the conversion and stock offering, the name “New Westfield Financial, Inc.” will be changed to “Westfield Financial, Inc.”; and

2.	Any other matters that may properly come before the Special Meeting or an Adjournment or postponement thereof.

Note:	Management is not aware of any such other business at this time.

The Board of Directors has fixed                     , 2006, as the Record Date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at an Adjournment or postponement thereof.

The following proxy statement is a summary of information about Westfield Financial and the proposed conversion and stock offering. A more detailed description of Westfield Financial and the proposed conversion and stock offering is included in the accompanying prospectus, which constitutes a part of this proxy statement and the Plan of Conversion, which is attached hereto as Appendix A.

Upon written request addressed to the Secretary of Westfield Financial at the address given above, stockholders may obtain an additional copy of the prospectus and/or a copy of the Plan of Conversion and exhibits thereto. In order to assure timely receipt of the additional copy of the prospectus and/or the Plan of Conversion, the written request should be received by Westfield Financial by                     , 2006. In addition, all such documents may be obtained by calling our Stock Information Center at (413)                     , Monday through Friday, between 9:30 a.m. and 4:00 p.m., Eastern time.

By Order of the Board of Directors,

Donald A. Williams
President and Chief Executive Officer

Westfield, Massachusetts

                    , 2006

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion and promptly return it in the enclosed self-addressed, postage-prepaid proxy reply envelope. Returning the proxy card will not prevent you from voting in person at the Special Meeting.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the Plan of Conversion.

We have mailed a proxy card and an order form with this proxy statement and the accompanying prospectus to each of our registered stockholders. If you are a stockholder whose shares are not registered in your name, you will not receive an order form with your proxy card, this proxy statement and the accompanying prospectus. If you desire to obtain an order form you must contact the Stock Information Center at the number above. The stock offering deadline is                     , 2006.

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QUESTIONS AND ANSWERS

FOR STOCKHOLDERS OF WESTFIELD FINANCIAL

You should read this document, the Plan of Conversion, and the accompanying prospectus for more information about the conversion and stock offering. The Plan of Conversion described herein has been conditionally approved by our regulators.

The Proxy Vote

Q.	What are stockholders being asked to approve?

A.	Westfield Financial stockholders as of , 2006 are asked to vote on the Plan of Conversion. Pursuant to the Plan of Conversion, Westfield Mutual Holding Company will convert from the mutual holding company form to a stock holding company, and as part of such conversion, New Westfield Financial will offer for sale, in the form of shares of it common stock, Westfield Mutual Holding Company’s 57.6% ownership interest in Westfield Financial. In addition to the shares of common stock to be issued to those who purchase shares in the stock offering, public stockholders of Westfield Financial as of the completion of the conversion, will receive shares of New Westfield Financial common stock in exchange for their existing shares.

Q.	What are reasons for the second-step conversion and related stock offering?

A.	The primary reasons for the conversion and stock offering are to increase the liquidity of our common stock, to continue programs of dividends or repurchases, to finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time), and to fund other general corporate purposes. Funds raised in the stock offering will allow Westfield Bank to better serve the needs of its community by increasing lending, especially to support continued growth in its commercial loan portfolio, expanding the products and services that it currently offers (including the possible introduction of new products and services), opening or acquiring additional branch offices, and funding other general corporate purposes.

Q.	What will stockholders receive for their existing Westfield Financial shares?

A.	As more fully described in the prospectus section entitled “The Conversion and Stock Offering,” depending on the number of shares sold in the stock offering, each share of common stock that you own upon completion of the conversion and stock offering will be exchanged for between 2.27378 new shares at the minimum and 3.07629 new shares at the maximum of the offering range (cash will be paid in lieu of fractional shares).

Q.	Why will the shares that I receive be based on a price of $10.00 per share rather than the trading price of the common stock prior to the conversion?

A.	The Board of Directors of Westfield Financial selected a price of $10.00 per share for the stock offered for sale because it is a commonly selected per share price for mutual-to-stock conversions. The number of new shares you receive for your existing Westfield Financial shares does not depend on the market price of Westfield Financial common stock. It will depend on the number of shares sold in the stock offering, which will in turn depend on the final independent appraisal of the pro forma market value of Westfield Financial, assuming completion of the conversion and the stock offering. The result will be that each existing stockholder will own the same percentage of New Westfield Financial after the conversion and stock offering as was held in Westfield Financial just prior thereto, exclusive of (1) any shares purchased by the stockholder in the stock offering, and (2) cash received in lieu of fractional shares.

Q.	Should I submit my stock certificates now?

A.	No. If you hold your certificate(s), instructions for exchanging the shares will be sent to you after completion of the conversion and stock offering. If your shares are held in “street name,” rather than in certificate form, the share exchange will occur automatically upon completion of the conversion and stock offering.

Q.	Will my dividends decrease?

A.	Initially, yes. Westfield Financial paid a cash dividend of $0.15 per share on August 24, 2006, or $0.60 per share on an annualized basis. After the conversion and stock offering, New Westfield Financial expects the initial annualized dividends paid to equal, on a per share pre-offering basis, $0.20. Those amounts represent an annual dividend yield of 2.0%, based upon a price of $10.00 per share. The amount of dividends that we intend to pay to our stockholders following the conversion is intended to preserve the per share dividend amount, adjusted to reflect the exchange ratio, that our stockholders currently receive on their shares of Westfield Financial common stock. However, the dividend rate and the continued payment of dividends will depend on a number of factors including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We cannot assure you that we will not reduce, or eliminate, dividends in the future.

Q.	If my shares are held in street name, will my broker automatically vote on my behalf?

A.	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.	What if I do not give voting instructions to my broker?

A.	Your vote is important. If you do not instruct your broker to vote your shares by proxy, each unvoted share will have the same effect as a vote against the Plan of Conversion.

The Stock Offering

Q.	May I place an order to purchase shares in the stock offering, in addition to the shares that I will receive in the exchange?

A.	You may be able to purchase shares in the stock offering. By regulation, non-transferable rights to purchase shares of common stock in a subscription offering have been granted in the following order of eligibility priority:

Priority #1 – Westfield Bank’s depositors with a minimum of $50 on deposit on March 31, 2005.

Priority #2 – Our Tax-Qualified Employee Stock Ownership Plan.

Priority #3 – Westfield Bank’s depositors with a minimum of $50 on deposit on September 30, 2006.

Priority #4 – Members of Westfield Mutual Holding Company as of [Record Date].

The shares of common stock not purchased in the subscription offering may be offered to the general public in a “community offering,” with preference granted to stockholders of Westfield Financial as of [Record Date] and then to natural persons residing in Westfield Bank’s Community Reinvestment Act assessment area, which consists of the municipalities of Agawam, Blandford, Chester, East Longmeadow, Granville, Holyoke, Longmeadow, Montgomery, Russell, Springfield, Southampton, Southwick, Tolland, Westfield and West Springfield, Massachusetts. A community offering may begin concurrently with, during or immediately following the subscription offering.

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We have mailed a proxy card and an order form with this proxy statement and the accompanying prospectus to each of our registered stockholders. If you are a stockholder whose shares are not registered in your name, you will not receive an order form with your proxy card, this proxy statement and the accompanying prospectus. If you desire to obtain an order form you must contact the Stock Information Center at the number below.

Q.	When does the offering period expire?

A.	The stock offering deadline is 12:00 noon, Eastern time, on , 2006. By that time, stock order forms accompanied by full payment, must be received (not postmarked) by our Stock Information Center.

Further Questions?

For answers to other questions, please read this proxy statement and the enclosed prospectus. Questions about the stock offering or voting may be directed to the Stock Information Center by calling (413)             , Monday—Friday, from 9:30 a.m. and 4:00 p.m., Eastern time.

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WESTFIELD FINANCIAL, INC.

PROXY STATEMENT FOR THE

SPECIAL MEETING OF STOCKHOLDERS

To Be Held on                 , 2006

General

This proxy statement of Westfield Financial, together with the prospectus of New Westfield Financial, the proposed stock holding company for Westfield Bank, which constitutes a part of this proxy statement, is being furnished to you in connection with the solicitation by the Board of Directors of Westfield Financial of proxies to be voted at the Special Meeting to be held at the Tekoa Country Club, 459 Russell Road, Westfield, Massachusetts 01085, on     day,                 , 2006 at     :00 __.m., Eastern time, and any adjournment or postponement thereof.

The purpose of the Special Meeting is to consider and vote upon the Plan of Conversion and Stock Issuance of Westfield Mutual Holding Company, Westfield Financial, Inc. and Westfield Bank (the “Plan of Conversion”), pursuant to which:

1. Westfield Financial will convert into or exchange its charter for that of a federal corporation, which will immediately thereafter exchange its charter for that of an interim federal stock savings bank and then merge with and into Westfield Bank, with Westfield Bank as the surviving entity;

2. Westfield Mutual Holding Company will convert to an interim federal stock savings bank and simultaneously merge with and into Westfield Bank, and Westfield Mutual Holding Company will thus cease to exist and a new liquidation account will be established by Westfield Bank for the benefit of the Westfield Mutual Holding Company’s members;

3. Westfield Bank will form a wholly-owned subsidiary to be known as New Westfield Financial, Inc., a Massachusetts corporation, which will become the holding company of Westfield Bank upon consummation of the conversion and stock offering;

4. New Westfield Financial will in turn form an interim federal stock savings bank (“Interim”) as a wholly-owned subsidiary;

5. Immediately following the formation of Interim, Interim will then merge with and into Westfield Bank, and Westfield Bank will thus become a wholly-owned subsidiary of New Westfield Financial. In connection therewith, each share of Westfield Financial common stock outstanding immediately prior to the effective time thereof shall be automatically converted, without further action by the holder thereof, into and become the right to receive shares of New Westfield Financial based on the exchange ratio, plus cash in lieu of any fractional share interest; and

6. In connection with the conversion, New Westfield Financial will offer shares of its common stock in a subscription offering and, possibly, a community stock offering.

The conversion of Westfield Mutual Holding Company and the related issuance and exchange of stock by New Westfield Financial is referred to herein as the “conversion and stock offering.”

This proxy statement, together with the accompanying proxy card(s), is first being mailed or delivered to members of Westfield Mutual Holding Company on or about                     , 2006.

Voting in favor of or against the Plan of Conversion includes a vote for or against the conversion of Westfield Mutual Holding Company to a stock form holding company and all other transactions contemplated by the Plan of Conversion. Voting in favor of the Plan of Conversion will not obligate you to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits at Westfield Bank.

The Board of Directors recommends that you promptly sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion and return the card in the enclosed self-addressed, postage-prepaid proxy reply envelope. Returning the proxy card will not prevent you from voting in person if you attend the Special Meeting. Your prompt vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.

Voting Rights

You are entitled to one vote at the Special Meeting for each share of Westfield Financial common stock that you owned of record at the close of business on                     , 2006 (the “Record Date.”) On the Record Date, there were              shares of common stock outstanding.

You may vote your shares at the Special Meeting in person or by proxy. To vote in person, you must attend the Special Meeting and obtain and submit a ballot, which we will provide to you at the Special Meeting. To vote by proxy, you must complete, sign and return the enclosed proxy card. If you properly complete your proxy card and send it to us in time to vote, your “proxy” (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares “FOR” the proposal identified in the Notice of Special Meeting.

If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the Board of Directors determines. As of the date of this proxy statement, we know of no other matters that may be presented at the Special Meeting, other than that listed in the Notice of Special Meeting.

Quorum

A quorum of shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of common stock entitled to vote are represented in person or by proxy at the Special Meeting, a quorum will exist. We will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Special Meeting.

Vote Required

Proposal 1: Approval of the Plan of Conversion. We must obtain the affirmative vote of the greater of (a) the holders of a majority of the outstanding shares of common stock of Westfield Financial, other than Westfield Mutual Holding Company, or (b) the holders of two-thirds of the votes eligible to be cast by stockholders of Westfield Financial, including Westfield Mutual Holding Company. Pursuant to OTS regulations and the Plan of Conversion, completion of the conversion and stock offering is also subject to the approval of the Plan of Conversion by the OTS and by the affirmative vote of a majority of the total eligible votes of the members of Westfield Mutual Holding Company (i.e., depositors of Westfield Bank).

Effect of Broker Non-Votes

If your broker does not vote on the proposal, this will constitute a “broker non-vote.” Broker non-votes and abstentions will have the same effect as shares not voted in favor of the Plan of Conversion. Westfield Mutual Holding Company is expected to vote all of its shares to approve the Plan of Conversion.

Revoking Your Proxy

You may revoke your grant of proxy at any time before it is voted by:

•	filing a written revocation of the proxy with the Secretary;

•	submitting a signed proxy card bearing a later date; or

•	attending and voting in person at the Special Meeting, but you also must file a written revocation with the Secretary of the Special Meeting prior to the voting.

If your shares are not registered in your own name, you will need appropriate documentation from your shareholder of record to vote personally at the Special Meeting. Examples of such documentation include a broker’s statement, letter or other document that will confirm your ownership of shares of Westfield Financial.

Solicitation of Proxies

This proxy statement and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the Special Meeting by the Board of Directors. Westfield Financial will pay the costs of soliciting proxies from its shareholders. To the extent necessary to permit approval of the Plan of Conversion, directors, officers or employees of Westfield Financial and Westfield Bank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. We have engaged Georgeson Shareholder Communications, Inc. to assist us in soliciting the votes of our stockholders for the Special Meeting for a fee of $7,500, plus reimbursement of reasonable out-of-pocket expenses.

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

PROPOSAL 1

APPROVAL OF THE PLAN OF CONVERSION

The Boards of Directors of Westfield Financial, Westfield Mutual Holding Company and Westfield Bank have approved the Plan of Conversion. The Plan of Conversion also has been approved by the OTS, subject to approval by the members of Westfield Mutual Holding Company and the stockholders of Westfield Financial entitled to vote on the matter. OTS approval does not constitute an endorsement or recommendation of the Plan of Conversion.

General

On June 20, 2006, the Boards of Directors of Westfield Bank, Westfield Mutual Holding Company and Westfield Financial unanimously adopted the Plan of Conversion pursuant to which Westfield Bank will reorganize from a “two-tiered” mutual holding company structure to a stock form holding company structure. As part of the conversion, Westfield Bank formed New Westfield Financial, Inc. Stockholders of Westfield Financial will receive shares in New Westfield Financial based on an exchange ratio. Following the conversion and stock offering, Westfield Mutual Holding Company will no longer exist and New Westfield Financial will be the parent corporation of Westfield Bank.

This conversion to a stock holding company structure also includes the offering by New Westfield Financial of its outstanding shares to qualifying depositors of Westfield Bank and other members of Westfield Bank in a subscription offering and to certain other persons in a community offering and/or syndicated community offering. The conversion and stock offering will be effected as described under “Reasons for the Conversion” in the prospectus or in any other manner that is permitted by the OTS and is consistent with the intent of the Plan of Conversion. See the subsection entitled “The Conversion And Stock Offering” in the “Summary” of the prospectus for a chart which reflects our structure before and after the conversion and stock offering, and “The Conversion And Stock Offering” section of the prospectus for additional information concerning the conversion and stock offering.

Purposes of the Conversion and Stock Offering

The Boards of Directors of Westfield Mutual Holding Company, Westfield Financial and Westfield Bank believe that a conversion of Westfield Mutual Holding Company to stock form is in the best interests of Westfield Mutual Holding Company, Westfield Financial and Westfield Bank, as well as in the best interests of their respective members and stockholders.

We believe that the conversion and stock offering will result in the raising of additional capital for New Westfield Financial and Westfield Bank and is expected to result in a more active and liquid market for New Westfield Financial common stock than currently exists for Westfield Financial common stock.

The conversion and stock offering are intended to provide an additional source of capital not currently available to us. The stock offering will allow New Westfield Financial to:

•	increase the liquidity of its common stock;

•	continue programs of dividends or repurchases;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

•	for general corporate purposes.

Funds raised in the stock offering will allow Westfield Bank to better serve the needs of its community by:

•	increasing lending, especially to support continued growth in its commercial loan portfolio;

•	expanding the products and services it currently offers (including the possible introduction of new products and services);

•	opening or acquiring additional branch offices; and

•	funding other general corporate purposes.

The Board of Directors and senior management of Westfield Mutual Holding Company, Westfield Financial and Westfield Bank also believe that the conversion and stock offering will be beneficial to the population within our primary market area. The Board of Directors and senior management believe that, through increased stock liquidity and expanded local stock ownership, current local customers and non-customers who purchase the common stock of New Westfield Financial will seek to enhance the financial success of Westfield Bank through consolidation of their banking business and increased referrals to Westfield Bank.

After considering the advantages and risks of the conversion and stock offering, as well as applicable fiduciary duties, the Boards of Directors of Westfield Bank, Westfield Financial and Westfield Mutual Holding Company approved the conversion and stock offering as being in the best interests of the companies and the respective members and stockholders and the communities that they serve.

Share Exchange Ratio

Pursuant to OTS regulations, as a result of the proposed conversion, you will be entitled to exchange your shares for common stock of Westfield Financial for shares of common stock of New Westfield Financial. Each publicly-held share of Westfield Financial common stock (those not owned by Westfield Mutual Holding Company) will, on the effective date of the conversion, be cancelled. You will automatically receive the right to a number of shares of New Westfield Financial common stock in exchange for your current shares of Westfield Financial. The number of new shares of common stock will be determined pursuant to an exchange ratio which ensures that the public stockholders of Westfield Financial common stock will own the same percentage of common stock in New Westfield Financial after the conversion as they held in Westfield Financial immediately prior to the conversion, exclusive of any purchase of additional shares in the offering, and the receipt of cash in lieu of fractional shares. For more information on the exchange ratio see the section of the prospectus captioned “The Conversion and Stock Offering — Share Exchange Ratio For Current Stockholders.”

The following table shows how the exchange ratio and number of exchange shares will adjust, assuming no option exercises, based on the number of shares issued in the stock offering.

					Total Shares of Common
	Shares of Common Stock to be Sold		Shares to be Received in Exchange		Stock to be Outstanding After the Conversion	Exchange Ratio
	Amount	Percent	Amount	Percent
Minimum	12,750,000	57.65%	9, 367,096	42.35%	22,117,096	2.27378
Midpoint	15,000,000	57.65	11,020,113	42.35	26,020,130	2.67504
Maximum	17,250,000	57.65	12,673,130	42.35	29,923,130	3.07629
15% above maximum	19,837,500	57.65	14,574,099	42.35	34,411,599	3.53774

Outstanding options to purchase shares of Westfield Financial common stock also will be converted into and become options to purchase shares of New Westfield Financial common stock. The number of shares of common stock to be received upon exercise of these options will be adjusted for the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected.

Exchange of Shares

The conversion of your shares of Westfield Financial common stock into the right to receive shares of New Westfield Financial common stock will occur automatically on the effective date of the conversion and stock offering, although you will need to exchange your stock certificate(s) if you hold shares in certificate form. As soon as practicable after the effective date of the conversion, our exchange agent will send a transmittal form to you. The transmittal forms are expected to be mailed promptly after the effective date and will contain instructions on how to submit the stock certificate(s) representing existing shares of Westfield Financial common stock.

No fractional shares of New Westfield Financial common stock will be issued to you when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a certificate, you will be paid by check an amount equal to the product obtained by multiplying the fractional share interest to which you would otherwise be entitled by $10.00. If your shares are held in street name, you will automatically receive cash in lieu of fractional shares. For more information regarding the exchange of your shares see the section of the prospectus captioned “Exchange Of Shares Of Current Stockholders.”

Structure of the Conversion

The conversion will be structured as set forth on page 1 of this proxy statement. Our current organizational structure and our proposed structure following the conversion and stock offering can also be found on page 8 of the prospectus.

Purchase of Shares

This proxy statement is not an offer to sell or the solicitation of an offer to buy shares in the stock offering. The offer is made only by the prospectus.

If you wish to purchase shares in the stock offering, please see the prospectus. Eligible depositors of Westfield Mutual Holding Company have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering and you, as a stockholder of record on the Record Date, will be given a preference over natural persons residing in Westfield Bank’s Community Reinvestment Act assessment area, which consists of the municipalities of Agawam, Blandford, Chester, East Longmeadow, Granville, Holyoke, Longmeadow, Montgomery, Russell, Springfield, Southampton, Southwick, Tolland, Westfield and West Springfield, Massachusetts.

For more information regarding the purchase of shares of common stock of New Westfield Financial you may also call the Stock Information Center at (413)             , Monday - Friday, between 9:30 a.m. and 4:00 p.m., Eastern time. The center will be closed on weekends and bank holidays.

Conditions to the Conversion and Stock Offering

Consummation of the conversion and stock offering are subject to the receipt of all requisite regulatory approvals, including various approvals of the OTS. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the OTS will not constitute a recommendation or endorsement of the Plan of Conversion or the stock offering by the OTS. Consummation of the conversion and stock offering also are subject to approval by the stockholders of Westfield Financial and the members of Westfield Mutual Holding Company, as well as the receipt of opinions of counsel with respect to the tax consequences of the conversion and stock offering. See “The Conversion And Stock Offering — Tax Aspects” in the prospectus.

Stock Compensation Plans

As part of the conversion, the Board of Directors of New Westfield Financial intends, subject to stockholder approval at a meeting to be held at least six months following the conversion and stock offering, to consider the implementation of a restricted stock plan, called a management recognition and retention plan (the “RRP”) and stock option plan (the “Stock Option Plan”) which will be authorized to award common stock and grant options for common stock. No shares shall be issued pursuant to the RRP unless it is approved by stockholders of New Westfield Financial, and no options shall be awarded under the Stock Option Plan unless it is approved by stockholders of New Westfield Financial. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted. Shares awarded pursuant to the RRP, and shares issued upon exercise of options, may be authorized but unissued shares of New Westfield Financial’s common stock, or shares of common stock purchased by New Westfield Financial or such plan on the open market. Our employee stock ownership plan intends to purchase up to 8.0% of the common stock in the subscription offering. See “Management — Future Stock Benefit Plans” in the prospectus.

Amendment or Termination of the Plan of Conversion

All interpretations of the Plan of Conversion by the Board of Directors will be final, subject to the authority of the OTS. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to the submission of proxy materials to our members and stockholders. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors, with the concurrence of the OTS. The Plan of Conversion may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of approval of the plan by the OTS and the date of the Special Meeting and the special meeting of stockholders of Westfield Financial, and may be terminated at any time thereafter with the concurrence of the OTS. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the members of Westfield Mutual Holding Company approve the Plan of Conversion, and may not be extended by us or the OTS.

Interest of Management and Directors in Matters to be Acted Upon

Management and Directors of Westfield Mutual Holding Company have an interest in the matters that will be acted upon because New Westfield Financial intends to acquire additional stock for its Employee Stock Ownership Plan, to consider the implementation of the RRP and Stock Option Plan, and intends to enter into an employment agreements with Donald A. Williams, Michael J. Janosco, Jr. and James C. Hagan. See “Management – Future Employment Agreements” and “Management—Future Stock Benefit Plans.”

Approval of the Plan of Conversion

All persons receiving this proxy statement are also being given a prospectus that describes the conversion and stock offering. The prospectus, in its entirety, is incorporated herein and made a part hereof. Although the prospectus is incorporated herein, this proxy statement does not constitute an offer to sell or a solicitation of an offer to purchase the common stock offered thereby. We urge you to carefully read the following sections of the prospectus:

•	management and directors and compensation of such persons (see “Management”);

•	business (see “Business Of Westfield Financial And Westfield Bank”);

•	reasons for the conversion and stock offering and management’s belief that the conversion and stock offering are in the best interests of Westfield Financial and its stockholders (see “The Conversion And Stock Offering”);

•	an employment agreement and employee stock benefit plans that New Westfield Financial plans to implement (see “Management —Future Employment Agreements” and “Management—Future Stock Benefit Plans”);

•	common stock (see “Description Of Capital Stock Of New Westfield Financial”);

•	pro forma capitalization, capital compliance, and pro forma information with respect to the conversion (see “Bank Regulatory Capital Compliance,” “Holding Company Capitalization,” and “Pro Forma Data”);

•	intended use of proceeds from the offering (see “How We Intend to Use the Proceeds from the Stock Offering”);

•	restrictions and anti-takeover devices on acquisitions of New Westfield Financial (see “Restrictions On Acquisition Of New Westfield Financial And Westfield Bank — Anti-Takeover Effects Of New Westfield Financial’s Articles Of Organization, Bylaws And Benefit Plans Adopted In The Conversion” and “Restrictions On Acquisition Of New Westfield Financial And Westfield Bank — Regulatory Restrictions); and

•	the consolidated financial statements.

Legal and Tax Opinions

Thacher Proffitt & Wood LLP, Washington, D.C. issued its opinion to us on the legality of the issuance of the common stock being offered and certain matters relating to the conversion and stock offering and federal taxation. Wolf & Company, P.C. issued its opinion to us on certain matters relating to the conversion and stock offering and Massachusetts taxation. Certain legal matters will be passed upon for KBW by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

The Board of Directors recommends that you vote “FOR” the adoption of the Plan of Conversion. See “The Conversion And Stock Offering — Reasons For The Conversion And Stock Offering” in the prospectus.

How to Obtain Additional Information

The prospectus contains audited financial statements of Westfield Financial, including:

•	statements of income for the past three years;

•	management’s discussion and analysis of the financial condition and results of operations of Westfield Financial;

•	a description of lending, savings and investment activities;

•	remuneration and other benefits of directors and officers;

•	further information about the business and financial condition of Westfield Financial; and

•	additional information about the conversion, the subscription offering, and, if held, the community offering and/or the syndicated community offering.

The Plan of Conversion sets forth the terms, conditions and provisions of the proposed conversion and stock offering.

If you would like to receive an additional copy of the prospectus, or a copy of the Plan of Conversion, the Articles of Organization or bylaws of New Westfield Financial, you may request such material in writing, addressed to the Secretary of Westfield Mutual Holding Company at Westfield Mutual Holding Company’s address given above. Such requests must be received by Westfield Mutual Holding Company no later than                     , 2006. Requesting such materials does not obligate you to purchase the shares. If Westfield Mutual Holding Company does not receive your request by                     , 2006, you will not be entitled to have such materials mailed to you. A copy of the Plan of Conversion and its exhibits is available for inspection at each of Westfield Bank’s branches. See “Where You Can Find Additional Information” in the prospectus.

Other Matters

As of the date of this proxy statement, management does not know of any other matters to be brought before the stockholders at the Special Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

By Order of the Board of Directors,

Donald A. Williams
Chairman and Chief Executive Officer

Westfield, Massachusetts

                        , 2006

To assure that you are represented at the Special Meeting, please promptly sign, date and promptly return the accompanying proxy card in the enclosed self-addressed, postage-paid proxy reply envelope provided.